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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68796

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bonwick Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street, 27th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Devin Wicker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bonwick Capital Partners LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGEL COLON
Notary Public, State of New York
No.01CO6332136
Qualified in Bronx County
Commission Expires: 10/26/2019
ON FILE IN MANHATTAN

Signature

Chief Executive Officer
Title

8/26/16
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bonwick Capital Partners, LLC

Contents

As of and for the Year Ended December 31, 2015

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11TH FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bonwick Capital Partners, LLC

We have audited the accompanying financial statements of Bonwick Capital Partners, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bonwick Capital Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, subsequent to the issuance of the Company's financial statements the Company was informed by regulatory authorities that a December 31, 2015 conversion of debt to equity was not allowed as of that effective date. The conversion became effective on January 27, 2016. The disallowance of the conversion of debt to equity caused the Company to not be in compliance with the net capital provisions at December 31, 2015. Our opinion is not modified with respect to this matter.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 26, 2016, except for Note 13, as to which the date is August 18, 2016.

Bonwick Capital Partners, LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 178,277
Marketable securities	5,050,136
Receivables from clearing brokers	202,527
Deposit with clearing broker	750,000
Other receivables	14,233
Prepaid Expenses	51,282
Fixed assets, net of accumulated depreciation	28,618
Loan receivables	228,000
Security Deposit	160,963
TOTAL ASSETS	$ 6,664,016
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 406,429
Commissions payable	258,599
Loan payable	750,000
Deferred rent and security deposits	215,588
TOTAL LIABILITIES	1,630,616
MEMBERS' EQUITY	5,033,400
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,664,016

See Notes to Financial Statements.

Bonwick Capital Partners, LLC

Statement of Operations
Year Ended December 31, 2015

REVENUE:	
Commission income	$ 2,053,556
Investment banking	134,733
Advisory fees	40,725
Interest income	133,757
Loss on investments	(520,958)
Other	149
Total revenue	1,841,961
OPERATING EXPENSES:	
Salaries, commissions and related costs	$ 1,236,126
Rent	321,944
Travel and entertainment	60,654
Insurance	262
Office and other	132,046
Professional fees	1,247,712
Regulatory fees	73,278
Commission and clearance	479,772
Data services	309,568
Dues and subscriptions	6,439
Charitable contributions	50,000
Total expenses	3,917,801
NET LOSS	$ (2,075,840)

See Notes to Financial Statements.

Bonwick Capital Partners, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2015

MEMBERS' EQUITY, January 1, 2015	$ 332,345
Capital contributions	6,776,895
Net loss	(2,075,840)
MEMBERS' EQUITY, December 31, 2015	$ 5,033,400

See Notes to Financial Statements.

Bonwick Capital Partners, LLC

Statement of Cash Flows
Year Ended December 31, 2015

OPERATING ACTIVITIES:	
Net loss	$ (2,075,840)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation expense	10,193
Changes in operating assets and liabilities	
Increase in other receivable	(14,233)
Increase in due from clearing firm	(104,624)
Increase in clearing deposit	(550,040)
Increase in marketable securities	(5,001,065)
Increase in loan receivable	(228,000)
Increase in prepaid expenses	(8,663)
Decrease in security deposit	4,398
Increase in accounts payable and accrued expenses	203,619
Increase in deferred rent and security deposit payable	215,588
Increase in loan payable	750,000
Increase in commissions and bonuses payable	248,454
Net cash used by operating activities	(6,650,213)
INVESTING ACTIVITIES:	
Capital contributions	6,776,895
Net cash provided by investing activities	6,776,895
FINANCING ACTIVITIES:	
Purchase of fixed assets	(4,311)
Net cash used by investing activities	(4,311)
NET INCREASE IN CASH AND CASH EQUIVALENTS	122,371
CASH AT BEGINNING OF YEAR	55,906
CASH AT END OF YEAR	$ 178,277

Supplemental cash flow information	
Cash paid during the year for income taxes	$ -

See Notes to Financial Statements.

Notes to Financial Statements
December 31, 2015

1. Organization and Nature of Business

Bonwick Capital Partners, LLC (the "Company") was formed in 2011 as a limited liability company under the laws of the State of New York. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides consulting, advisory and capital raising services to private equity fund managers.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

d) Income Taxes
For income tax purposes, any tax liability on profits are passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
December 31, 2015

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5 . Clearing Arrangements

The Company has clearing agreements with First Southwest Securities and Morgan Stanley to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker.

6. Fixed Assets

Fixed Assets are depreciated over their respective useful lives of 5 years or in the case of leasehold improvements the lesser of the useful lives or the term of the lease and are comprised of the following at December 31, 2015:

Fixed Assets		Fixed Assets
Furniture and Equipment	$	29,524
Leasehold Improvements		19,434
Less: Accumulated Depreciation		(20,340)
	$	28,618

Depreciation expense for the year ended December 31, 2015 was $10,193.

7. Income Taxes

Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under New York City tax code, a limited liability company is subject to an annual minimum fee. Other than the minimum fee, New York taxes income and loss at the individual member level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to or disclosure in the financial statements. The Company's 2013, 2014 and 2015 tax years are open for examinations by the Federal, state and local tax authorities.

8. Fair Value Measurement

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities	$ 237,309	$ -	$ -	$ 237,309
Taxable Fixed Income	7,397	-	-	7,397
Municipal Securities	-	4,805,430	-	4,805,430
Total	$ 244,706	$ 4,805,430	$ -	$ 5,050,136

9. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At no times during the year did the balances exceed the insured limits.

10. Commitments

The Company is obligated to pay rent for office space leases over the next two years ending December 31, as follows:

Commitments

2016	$	314,700
2017		79,440
	$	394,140

The Company relocated its operations to office space paid for by one its owners. At that time, the Company entered into a sublease relationship with an unaffiliated party to sublease its current space for a two year period at 75% of the Company's cost.

11. Minimum Net Capital

The Company was not in compliance with its net capital requirements at various times during the year ended December 31, 2015. To cure these deficiencies, the Company received a series of capital contributions totaling $6,776,895 from its owners. The SEC and FINRA had questioned whether a municipal bond contributed as capital of approximately $5,000,000 was an allowable asset due to liquidity concerns. As of December 31, 2015 the municipal bond was DTC eligible and there was a market price quote provided by Interactive Data Corporation and Bloomberg, both independent third party pricing services. As of the date of these financial statements, FINRA has maintained that the aforementioned municipal bond should be treated with a 100% haircut. At December 31, 2015, the Company has computed its net capital utilizing a 100% haircut for the municipal bond.

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2015, the Company had net capital of ($294,507) which was $403,215 less than its required net capital of $108,708. The Company's aggregate indebtedness to net capital ratio was (553.68%).

13. Subsequent Events

The Company was not in compliance with its net capital requirement at various times during the year ended December 31, 2015. To cure these deficiencies, the Company received a series of capital contributions totaling $6,776,895 from its owners. Those contributions included a tribal municipal bond with a par value of $5,000,000 (the "Tribal Bond") that the Company received on or about May 15, 2015. During 2015, the SEC and FINRA had questioned whether, due to liquidity concerns, the Bond was an allowable asset for purposes of computing the Company's net capital under SEC rules. In light of those questions, the Company arranged during 2015 with a lender, Valor Group, Ltd ("Valor"), from whom it had obtained a $750,000 loan (the "Loan") that, in the event the SEC or FINRA made a determination that the Tribal Bond was a non-allowable asset, a portion of the Loan would be converted into equity. As of December 31, 2015, neither the SEC nor FINRA had determined that the Tribal Bond should be treated as a non-allowable asset for net capital purposes. Accordingly, no portion of the Loan was converted to equity prior to December 31, 2015. Management has learned that the Tribal Bond is in technical default as of March 31, 2016. The fair value of the Tribal Bond could be less than the value reflected in these financial statements.

In mid-January 2016, FINRA advised the Company that, for purposes of computing the firm's net capital during 2015, it would be necessary to treat the Tribal Bond as a non-allowable asset for lack of marketability. Accordingly, on January 27, 2016, per the arrangement previously made, the Company entered into a written agreement with its lender to convert to equity $500,000 of the outstanding principal amount of the Loan, effective as of December 31, 2015.

On or about February 26, 2016, the Company filed annual financial statements with the SEC and FINRA for the year ended December 31, 2015. Consistent with FINRA's directions during January 2016, the net capital computation accompanying those financial statements treated the Tribal Bond as a non-allowable asset. Also, consistent with GAAP and the agreement between the Company and its lender, the Company included the partial conversion of the Loan to equity in its net capital computation. Accordingly, in the financial statements that the Company filed, the Company determined that it had net capital of $205,493 as of December 31, 2015, which exceeded by $105,493 the Company's minimum required net capital.

Subsequently, FINRA rejected the financial statements that the Company filed on or about February 26, 2016. FINRA took the position that in computing the Company's net capital as of December 31, 2015, it was appropriate to apply retroactively the treatment of the Tribal Bond as a non-allowable asset, of which FINRA had notified the Company in mid-January 2016, but not appropriate to apply retroactively the January 27, 2016 conversion of a portion of the Loan to equity. As a result, the Company has reported a net capital deficiency as of December 31, 2015. However, the partial conversion of the Loan to equity was done in an effort to correct that deficiency no later than January 27, 2016.

In addition to the net capital deficiency during January, 2016, the firm filed a notice of net capital deficiency for the period from April 20, 2016 to May 24, 2016.

On or about May 9, 2016, the United States Attorney's Office for the Southern District of New York filed a sealed Complaint v. Jason Galanis, Gary Hirst, John Galanis, Hugh Dunkerley, Michelle Morton, Devon Archer and Bevan Cooney. On May 11, 2016, The U.S. Securities and Exchange Commission filed a Complaint against Devon Archer, Bevan Cooney, Hugh Dunkerley, Jason Galanis, John Galanis, Gary Hirst and Michelle Morton. Both of those complaints allege, among other things, fraud in connection with the Tribal Bond as well as Valor's potential association with the fraud. Valor is named in the complaint as an entity controlled by Jason Galanis. Valor is the aforementioned lender of the $750,000 and subsequent equity member upon conversion of $500,000 of the Loan.
None of the individuals named in the aforementioned complaints are a registered representative or an officer or director of the Company. The Company has not been named in these complaints and no other members of the firm have been named in these complaints. However, due to the aforementioned Complaints, the treatment of the Loan and Valor's subsequent equity conversion are unknown for net capital purposes.

On July 22, 2016 the Company filed a notice that it was not in compliance with the net capital provisions as of June 30, 2016 and the deficiency in net capital continues to the date of the issuance of these financial statements.

The Company is currently suspended from FINRA membership for failure to file audited financial statements and the Company is not conducting any securities business. The Company plans to file a broker dealer withdrawal form once the Company's FINRA membership is reinstated.

Bonwick Capital Partners, LLC
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

SCHEDULE 1

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	5,033,400
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		5,274,273
Haircuts:		53,634
NET CAPITAL	$	(294,507)
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	1,372,017
Commission and bonuses payable		258,599
	$	1,630,616
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	108,708
Excess net capital	$	(403,215)
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	(457,569)
Percentage of aggregate indebtedness to net capital		-553.68%

There are no material differences between the preceding computation and the Company's amended corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN F. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bonwick Capital Partners, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Bonwick Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

Bonwick Capital Partners LLC's
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Bonwick Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **Hilltop Securities**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Devin Wicker, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

_______________ Date: 02.17.2016

Title: CEO

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
17 BATTERY PLACE 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (SIPC-7)

To the Board of Directors of
Bonwick Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015 which were agreed to by Bonwick Capital Partners, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those standards. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bonwick Capital Partners, LLC
40 West 57th Street
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg (212) 668-8700

2.	A. General Assessment (item 2e from page 2)		$4,708
	B. Less payment made with SIPC-6 filed (exclude interest) August 1, 2015 (Date Paid)		(1,581)
	C. Less prior overpayment applied		( )
	D. Assessment balance due or (overpayment)		3,127
	E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
	F. Total assessment balance and interest due (or overpayment carried forward)		$3,127
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3,127	
	H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bonwick Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of January, 20 16.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 15 and ending Dec 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,841,961
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	7
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	520,958
Total additions	520,965
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	479,772
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	7
Total deductions	479,779
2d. SIPC Net Operating Revenues	$ 1,883,147
2e. General Assessment @ .0025	$ 4,708
	(to page 1, line 2.A.)

Bonwick Capital Partners, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2015

ACI
Accounting & Compliance International

SEC
Mail Processing
Section
AUG 29 2016
Washington DC
409

August 26, 2016

SEC Washington
Office of Filing & Information
100 F Street NE
Mailstop 8031
Washington, DC 20549

RE: December 30, 2015 Amended Audited Financial Statements

To Whom It May Concern:

Enclosed are the 2015 *Amended* Audited Financial Statements that are required to be submitted to your office.

The statements enclosed are for the following firm:

Bonwick Capital Partners, LLC SEC File No. 8-68796

Thank you.

40 Wall Street, Suite 1704
New York, NY 10005
212.668.8700
www.ACIsecure.com